STRATEGIC ADVANTAGE AND STRATEGIC ADVANTAGE II

FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICIES
issued by
Security Life Separate Account L1
and its
Security Life Separate Account S-L1

Supplement dated March 21, 2007, to your prospectus dated May 1, 2002. Please read it carefully and keep it with your prospectus for future reference.

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IMPORTANT INFORMATION ABOUT THE
ING MARKETPRO PORTFOLIO

Effective April 30, 2007, we are closing to new investors and to new investments by existing investors the variable investment option which invests in the following investment portfolio:

- ING MarketPro Portfolio (Class I)

Policy owners who have policy value allocated to the variable investment option that corresponds to this investment portfolio may leave their policy value in that variable investment option, but future allocations and transfers into that variable investment option are prohibited. If your most recent premium allocation instructions includes a variable investment option that corresponds to this investment portfolio, premium received after April 30, 2007, that would have been allocated to that variable investment option will be allocated on a pro rata basis among all the other available variable investment options in which your policy value is allocated. If there are no other such variable investment options, you must provide us with alternative allocation instructions or the premium payment will be returned to you. Your failure to provide us with alternative allocation instructions and our return of any premium payment may result in your policy entering the 61 day grace period and/or your policy lapsing without value. **See Lapse, page 46.**